Exhibit 99.3

CONFORMED COPY

DCM BRIDGE LOAN CREDIT AGREEMENT

GLOBAL ASSIGNMENT AND ASSUMPTION AND AMENDMENT AGREEMENT

GLOBAL ASSIGNMENT AND ASSUMPTION AND AMENDMENT AGREEMENT (this “Global Assignment and Assumption”), dated as of November 16, 2015, among Teva Pharmaceutical Industries Limited (the “Parent”), each of the Lenders listed at Schedule A hereto (each an “Assignor”), Citibank, N.A., as Administrative Agent (in such capacity, the “Administrative Agent”), and each of the Lenders listed at Schedule B hereto (each an “Assignee”).

Reference is made to the DCM Bridge Loan Credit Agreement dated as of September 25, 2015 (the “Credit Agreement”), among inter alios Teva Pharmaceutical Industries Limited, Teva Pharmaceuticals USA, Inc., Teva Capital Services Switzerland GmbH, Teva Pharmaceutical Finance Netherlands III B.V., the Lenders named therein and Citibank, N.A., as Administrative Agent. Terms defined in the Credit Agreement are used herein with the same meanings. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Global Assignment and Assumption as if set forth herein in full.

Effective as of the Assignment Date, (a) each Assignor severally and not jointly hereby sells and assigns, without recourse and without representation or warranty (other than as expressly provided herein), to the several Assignees, in the aggregate amounts set out next to the name of each Assignor on Schedule A hereto, that interest in and to each of such Assignor’s rights and obligations in relation to, without limitation (together, the “Assigned Interests”), the Loans and Commitments under the Credit Agreement (and, to the extent permitted to be assigned under applicable law, including all claims, suits, causes of action and any other right of such Assignor (in its capacity as a Lender) against any person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned under the Credit Agreement in relation to the Assigned Interest of each such Assignor), but excluding accrued interest and fees to and excluding the Assignment Date, and (b) each Assignee, severally and not jointly, hereby purchases and assumes, without recourse, from each of the Assignors, severally and not jointly, principal amounts of Loans and Commitments in aggregate amounts set out next to the name of such Assignee on Schedule B hereto (and all Assigned Interests related thereto), to be purchased in equal amounts from each Assignor (based on the aggregate principal amount purchased and assumed hereunder). Each Assignee hereby acknowledges receipt of a copy of the Credit Agreement. From and after the Assignment Date (i) each Assignee shall be a party to and be bound by the provisions of the Credit Agreement and, to the extent of the relevant Assigned Interest, have the rights and obligations of a Lender thereunder and (ii) each Assignor shall, to the extent of the relevant Assigned Interest, relinquish its rights and be released from its obligations under the Credit Agreement. On the Assignment Date (after giving effect to the assignments contemplated hereby), the Commitment of each Lender shall be as set forth on Schedule C hereto.

Notwithstanding any other provision in this Agreement, the assignments contemplated in the paragraph above shall not become effective, and the Assignment Date shall not be deemed to have occurred, until a “Notice of Bridge Loan Commitment Reduction”, substantially in the form set forth on Schedule D hereto, has been executed and delivered to the Administrative Agent under the Credit Agreement and has become effective in accordance with the terms contained therein.

This Global Assignment and Assumption is being delivered to the Administrative Agent together with (i) any documentation required to be delivered by an Assignee pursuant to Section 2.15(f) of the Credit Agreement, duly completed and executed by each such Assignee, and (ii) if an Assignee is not already a Lender under the Credit Agreement, an Administrative Questionnaire in the form supplied by the Administrative Agent, duly completed by such Assignee. The fees payable to the Administrative Agent pursuant to Section 10.05(b) of the Credit Agreement are hereby waived in connection with the transactions contemplated by this Global Assignment and Assumption. For the purposes of this Global Assignment and Assumption the minimum assignment size/amount requirements of Section 10.05(b)(i)(B) of the Credit Agreement applicable to assignments shall be waived.

On and as of the Assignment Date, (a) each Assignee shall become a “Lender” under, and for all purposes of the Credit Agreement and the other Loan Documents, and (b) the Administrative Agent shall record the transfers contemplated hereby in the Register.

The address for notices under the Loan Documents for each Assignee is set out immediately after the name of each such Assignee on the signature pages hereto (or such other address as subsequently notified in writing to the Parent and the Administrative Agent).

This Global Assignment and Assumption constitutes (i) an Assignment and Assumption within the meaning of the Credit Agreement and the Parent and Administrative Agent approve the use hereof, (ii) an amendment to the Credit Agreement and (iii) a Loan Document within the meaning of the Credit Agreement.

Upon execution by the parties hereto of this Global Assignment and Assumption, the parties hereto further agree that the Credit Agreement shall be amended as follows:

(a)	References in the Credit Agreement to the “Front End Fee Letter” shall be deemed for all purposes to be references to the Up Front Fees Letter as defined therein.

(b)	The definition of “Arranger Party” shall be deleted and replaced with the following:

““Arranger Party” means each Bookrunner & Mandated Lead Arranger and each Mandated Lead Arranger.”

(c)	The following definition shall be added to Section 1.01 of the Credit Agreement (in alphabetical order):

““Mandated Lead Arranger” means the parties identified as such in Schedule H.”

(d)	The definition of “Restricted Sub-Participation” shall be deleted and replaced with the following:

““Restricted Sub-Participation” means a sub-participation of the rights and/or the obligations of a Lender under this Agreement which is not substantially in the form recommended for participations as of the Signing Date by the Loan Market

Association or the Loan Syndications and Trading Association and would cause the participant of any such sub-participation to be counted towards the threshold of Swiss Non-Qualifying Banks under the Ten Non-Bank Regulations and/or the Twenty Non-Bank Regulations.”

(e)	The definition of “Swiss Qualifying Bank” shall be deleted and replaced with the following:

““Swiss Qualifying Bank” means a financial institution which (i) qualifies as a bank pursuant to the banking laws in force in its country of incorporation, or, if acting through a branch ~~issued~~ in accordance with the banking laws in the jurisdiction of such branch, (ii) carries on a true banking activity in such jurisdiction as its main purpose, and (iii) has personnel, premises, communication devices and decision-making authority of its own, all as per explanatory notes of the Swiss Federal Tax Administration No. S-02-123(9.86) and No. S-02.128(1.2000) or legislation or explanatory notes addressing the same issues which are in force at such time.”

(f)	Section 2.03 of the Credit Agreement is amended by deleting the reference to “three Business Days” in the penultimate paragraph of such Section 2.03 and replacing this with “two Business Days”.

(g)	Section 2.09(c) of the Credit Agreement is amended by deleting such Section 2.09(c) and replacing it with the following:

“(c) Duration Fee. As set forth in the Up Front Fees Letter, the Parent agrees to pay to the Administrative Agent for the account of each Lender (pro rata to its commitment) a duration fee (the “Duration Fee”) equal to 0.10 per cent. of all then outstanding Loans and all then undrawn but uncancelled Commitments, if any, on the date that is six months after the Funding Date. For the avoidance of doubt, the Duration Fee referred to in this Section 2.09(c) is not intended to impose any additional obligation on the Parent in excess of what is contained in Clause 1.1(G) of the Up Front Fees Letter.

(d) All fees payable hereunder shall be paid on the dates due, in immediately available funds in dollars, to the Administrative Agent and, in the case of the Commitment Fees and Duration Fees, as applicable, for distribution, if and as appropriate, among the Lenders or the applicable Lenders. Once paid, none of the fees shall be refundable under any circumstances.”

(h)	Section 2.16(a) of the Credit Agreement is amended by deleting such Section 2.16(a) and replacing it with the following:

“Each Borrower shall make each payment required to be made by it hereunder (whether of principal, interest or fees, or of amounts payable under Section 2.12, 2.13, 2.14, 2.15 or 10.04 or otherwise) prior to 1:00 p.m., New York City time, on the date when due, in immediately available funds, without set-off or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent in accordance with account instructions as provided to the Parent from time to time by the Administrative Agent, except that payments pursuant to Sections 2.12, 2.13, 2.14, 2.15 and 10.04 shall be made directly to the Persons entitled thereto. Each payment by a Borrower of interest in respect of the Loans shall be applied to the amounts of such obligations owing to the Lenders pro rata according to the respective amounts borrowed from and then owing to the applicable Lenders. Each payment on account of principal of the Loans shall be allocated among the Lenders pro rata based on the respective outstanding principal amount of the Loans borrowed from and held by the applicable Lenders. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof; provided that at the Parent’s election in connection with any prepayment of any Loans pursuant to Section 2.08, such prepayment shall not, so long as no Default or Event of Default then exists, be applied to any Loan of a Defaulting Lender. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments hereunder shall be made in dollars.”

(i)	Section 2.17(b)(y) of the Credit Agreement is amended by deleting such Section 2.17(b)(y) and replacing it with the following:

“other than with respect to (b)(ii) above, terminate in full the Commitments and other obligations of such Lender hereunder (without providing a replacement Lender thereof) and ~~(other than with respect to (b)(ii) above),~~ repay in full to such Lender (through the Administrative Agent) all Loans, and other outstanding amounts owed to it under the Loan Documents (in each case, notwithstanding the pro rata provisions of Section 2.16(c)) and effect a reduction in total aggregate outstanding Commitments of the remaining Lenders by an amount equal to the terminated Commitment of such Lender, at which point such Lender shall be released from all obligations hereunder and provided further that such Lender’s rights under Sections 2.12, 2.14, 2.15 and 10.04, and its obligations under Section 10.04(d) shall survive such release and discharge under this clause (y) as to matters occurring prior to such date; provided further, however, that if pursuant to this clause (y), the Borrowers shall pay to a Lender any principal of, or interest accrued on, the Loans owing to such Lender, then the Borrowers shall either (I) confirm to the Administrative Agent that, in the case of clauses (i), (iii) or (iv), no Default or Event of Default under Section 7.01(a), (b), (g), (h) or (i) has occurred and is then continuing and, in the case of clause (ii), no Default or Event of Default has occurred and is then continuing or (II) pay or cause to be paid a ratable payment of principal and interest and other amounts to all other Lenders);”

(j)	Section 6.03(p) of the Credit Agreement is amended by deleting such Section 6.03(p) and replacing it with the following:

“any other Encumbrances securing obligations and other Financing Arrangements; provided that the aggregate amount of obligations and other Financing Arrangements secured in accordance with this subclause (p) shall not exceed US$2,000,000,000 (or its equivalent in another currency or currencies) at any time outstanding;”

(k)	Section 7.01 of the Credit Agreement is amended by deleting all references to “Reimbursement Obligations” contained therein.

(l)	Section 8.09 of the Credit Agreement is amended by deleting such Section 8.09 and replacing it with the following:

““Section 8.09 Certain Titles. Notwithstanding any other provision of this Agreement or any provision of any other Loan Document, each of the Bookrunners & Mandated Lead Arrangers and Mandated Lead Arrangers, as applicable, is named as such for recognition purposes only, and in its capacity as such shall have no powers, duties, responsibilities or liabilities with respect to this Agreement or the other Loan Documents or the transactions contemplated hereby and thereby; it being understood and agreed that such Persons shall be entitled to all indemnification and reimbursement rights in favor of the Administrative Agent as, and to the extent, provided for under Section 10.04. Without limitation of the foregoing, none of the Bookrunners & Mandated Lead Arrangers or Mandated Lead Arrangers shall, solely by reason of this Agreement or any other Loan Documents, have any fiduciary relationship in respect of any Lender or any other Person.”

(m)	Section 8.10 of the Credit Agreement is amended by adding the following to the end thereof:

“Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender Party any plan of reorganization, arrangement, adjustment or composition affecting any obligations under any Loan Documents or the rights of any Lender Party or to authorize the Administrative Agent to vote in respect of the claim of any Lender Party in any such proceeding.”

(n)	Section 10.03(a) of the Credit Agreement shall be amended by adding the following sentence to the end of such Section 10.03(a):

“In addition, any amendment to this Agreement executed from or after January 1, 2016 shall incorporate the then relevant market standard provisions with respect to the EU Bank Recovery and Resolution Directive (2014/59/EU) (or any successor thereto) relating to Lender obligations (and Administrative Agent obligations) hereunder and under the Loan Documents, but shall include such provisions only to the extent a Lender or the Administrative Agent then party to this Agreement is required by applicable law to include such provisions in credit agreements such as this Agreement.”

(o)	Section 10.13(f)(ii) of the Credit Agreement shall be amended by deleting such Section 10.13(f)(ii) and replacing with the following:

“any actual or prospective party (or its managers, administrators, trustees, partners, directors, officers, employees, agents, advisors and other representatives) to any swap, derivative or other similar transaction under which payments are to be made by reference to the Borrowers and its obligations, this Agreement or payments hereunder or to a credit insurance provider relating to a Borrower and its obligations or any party or potential party to any securitization or similar transaction in relation to this Agreement or the obligations hereunder,”

(p)	The Credit Agreement is hereby amended by adding the following as Schedule H thereto:

“Schedule H

Arranger Party

Bookrunners & Mandated Lead Arrangers

Bank of America Merrill Lynch International Limited

Barclays Bank plc

BNP Paribas

Citibank, N.A., London Branch

Credit Suisse Securities (USA) LLC

HSBC Bank plc

Mizuho Bank, Ltd

Morgan Stanley Senior Funding, Inc.

RBC Capital Markets

Sumitomo Mitsui Banking Corporation

Mandated Lead Arrangers

Banco Bilbao Vizcaya Argentaria, S.A. New York Branch

Bank of China (Luxembourg) S.A.

Commerzbank AG, New York Branch

Intesa Sanpaolo S.P.A.

Lloyds Bank plc

PNC Bank, National Association

The Toronto-Dominion Bank

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

The Bank of Nova Scotia

Scotiabank Europe plc”

Upon execution hereof by the parties hereto (a) each reference in the Credit Agreement to this “Agreement,” “hereunder,” “hereof,” “herein” or words of similar import and (b) each reference in any other Loan Document to “the Credit Agreement”, shall mean and be a reference to the Credit Agreement as amended hereby.

This Global Assignment and Assumption shall be governed by and construed in accordance with the laws of the State of New York.

Effective Date of Assignment

(“Assignment Date”):                             November 16, 2015

SCHEDULE A

Assignor Commitments

Assignor Lender	Aggregate Principal Amount Assigned (US$)
Bank of America N.A., London Branch	405,000,000
Barclays Bank PLC	405,000,000
BNP Paribas Fortis SA/NV	405,000,000
Citibank, N.A.	405,000,000
Credit Suisse AG, Cayman Islands Branch	405,000,000
HSBC Bank plc	405,000,000
Mizuho Bank, Ltd.	405,000,000
Morgan Stanley Bank, N.A.	150,850,000
Morgan Stanley Senior Funding, Inc.	254,150,000
Royal Bank of Canada	405,000,000
Sumitomo Mitsui Banking Corporation	405,000,000

CONFORMED COPY

SCHEDULE B

Assignee Commitments

Assignee Lender	Aggregate Principal Amount Assumed (US$)
Banco Bilbao Vizcaya Argentaria, S.A. New York Branch	450,000,000
Bank of China (Luxembourg) S.A.	450,000,000
Commerzbank AG, New York Branch	450,000,000
Intesa Sanpaolo S.P.A.	450,000,000
Lloyds Bank plc	450,000,000
PNC Bank, National Association	450,000,000
The Toronto-Dominion Bank	450,000,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	450,000,000
The Bank of Nova Scotia	350,000,000
Scotiabank Europe plc	100,000,000

CONFORMED COPY

SCHEDULE C

Aggregate Commitments as of the Assignment Date after giving effect to the Assignment

Lender	Commitment (US$)
Bank of America N.A., London Branch		1,795,000,000
Barclays Bank PLC		1,795,000,000
BNP Paribas Fortis SA/NV		1,795,000,000
Citibank, N.A.		1,795,000,000
Credit Suisse AG, Cayman Islands Branch		1,795,000,000
HSBC Bank plc		1,795,000,000
Mizuho Bank, Ltd.		1,795,000,000
Morgan Stanley Bank, N.A.		664,814,814.81
Morgan Stanley Senior Funding, Inc.		1,130,185,185.19
Royal Bank of Canada		1,795,000,000
Sumitomo Mitsui Banking Corporation		1,795,000,000
Banco Bilbao Vizcaya Argentaria, S.A. New York Branch		450,000,000
Bank of China (Luxembourg) S.A.		450,000,000
Commerzbank AG, New York Branch		450,000,000
Intesa Sanpaolo S.P.A.		450,000,000
Lloyds Bank plc		450,000,000
PNC Bank, National Association		450,000,000
The Toronto-Dominion Bank		450,000,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.		450,000,000
The Bank of Nova Scotia		350,000,000
Scotiabank Europe plc		100,000,000

Total	US$	22,000,000,000

CONFORMED COPY

SCHEDULE D

Notice of Bridge Loan Commitment Reduction

Dated: [    ], [    ]

Via Same Day Delivery and Telecopy

Citibank, N.A., as Administrative Agent

1615 Brett Road, Ops III

New Castle, DE 19720

Phone: + 1-302-894-6010

Facsimile: + 1-646-274-5080

Email: glagentofficeops@citi.com

Reference is hereby made to that certain Bridge Loan Credit Agreement, dated as of September 25, 2015 (as heretofore amended and as hereafter amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “DCM Bridge Credit Agreement”; capitalized terms used in this notice of prepayment without definition being used herein as defined in the DCM Bridge Credit Agreement), by and among inter alia Teva Pharmaceutical Industries Limited, as Parent, the Borrowers party thereto, the Lenders party thereto and Citibank, N.A., as administrative agent.

Pursuant to Section 2.06(c) of the DCM Bridge Credit Agreement the Parent hereby gives notice to the Administrative Agent that, subject to the occurrence of the Effectiveness (as defined below), it is partially terminating Commitments under the DCM Bridge Credit Agreement such that as of the Effectiveness, total aggregate Commitments under the DCM Bridge Facility shall be US$22,000,000,000. The “Effectiveness” shall be deemed to occur when the Term Loan Credit Agreement, in the form attached hereto as Exhibit A (the “Term Loan Credit Agreement”), by and among inter alia Teva Pharmaceutical Industries Limited, as Parent, the Borrowers party thereto, the Lenders party thereto and Citibank, N.A., as administrative agent, is signed and executed.

[Remainder of the page left blank intentionally; signature page follows]

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

/s/ Eran Ezra
Name: ERAN EZRA
Title: SVP, HEAD OF GLOBAL TREASURY

/s/ Eyal Rubin
Name: EYAL RUBIN
Title: VP, HEAD OF CORPORATE TREASURY

The terms set forth above are hereby agreed to:

BANK OF AMERICA N.A., LONDON BRANCH

as an Assignor

/s/ David Pepper
Name: DAVID PEPPER
Title: MANAGING DIRECTOR

BARCLAYS BANK PLC

as an Assignor

/s/ Keith Hatton
Name: KEITH HATTON
Title: MANAGING DIRECTOR

BNP PARIBAS FORTIS SA/NV

as an Assignor

/s/ Pierre Semeria
Name: PIERRE SEMERIA
Title: HEAD OF IG LOANS

/s/ Dominique de Narbonne
Name: DOMINIQUE DE NARBONNE
Title: CORPORATE DEBT PLATFORM

CITIBANK, N.A.

as an Assignor

/s/ Richard Basham
Name: RICHARD BASHAM
Title: MANAGING DIRECTOR

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH

as an Assignor

/s/ Christopher Day
Name: CHRISTOPHER DAY
Title: AUTHORIZED SIGNATORY

/s/ Karim Rahimtoola
Name: KARIM RAHIMTOOLA
Title: AUTHORIZED SIGNATORY

HSBC BANK PLC
as an Assignor

/s/ Colette Pithie
Name:	COLETTE PITHIE
Title:	ASSOCIATE DIRECTOR

MIZUHO BANK, LTD.
as an Assignor

/s/ Robert Pettitt
Name:	ROBERT PETTITT
Title:	DEPUTY GENERAL MANAGER

MORGAN STANLEY BANK, N.A.
as an Assignor

/s/ Subhalakshmi Ghosh-Kohli
Name:	SUBHALAKSHMI GHOSH-KOHLI
Title:	AUTHORIZED SIGNATORY

MORGAN STANLEY SENIOR FUNDING, INC.
as an Assignor

/s/ Subhalakshmi Ghosh-Kohli
Name:	SUBHALAKSHMI GHOSH-KOHLI
Title:	AUTHORIZED SIGNATORY

ROYAL BANK OF CANADA
as an Assignor

/s/ David Nadelman
Name:	DAVID NADELMAN
Title:	MANAGING DIRECTOR

SUMITOMO MITSUI BANKING CORPORATION
as an Assignor

/s/ Hiroyuki Muraoka
Name:	HIROYUKI MURAOKA
Title:	GENERAL MANAGER

/s/ Nobuyuki Sato
Name:	NOBUYUKI SATO
Title:	JOINT GENERAL MANAGER

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. NEW YORK BRANCH, as an Assignee

/s/ Christina Cignoli
	Name:	CHRISTINA CIGNOLI
	Title:	VICE PRESIDENT

/s/ Cara Younger
	Name:	CARA YOUNGER
	Title:	DIRECTOR

Address: 1345 Avenue of the Americas, 44th Floor, New York, NY 10105 Telephone: 212-728-2382 Fax: 212-336-2926
Attention: C&I Banking

[Choose either A. or B. by placing a check mark ☑ next to the appropriate line]

A.	[☑] [Such Assignee represents and warrants that it is a Swiss Qualifying Bank]

B.	[ ] [Such Assignee is unable to represent and warrant that it is a Swiss Qualifying Bank]

BANK OF CHINA (LUXEMBOURG) S.A., as an Assignee

/s/ Yan Haisi
	Name:	YAN HAISI
	Title:	DEPUTY GENERAL MANAGER

Address: 37/39, Boulevard Prince Henri, LH724 Luxembourg
Telephone: +352 268688313
Fax: +352 228776
Attention: Abigail Bustamante

[Choose either A. or B. by placing a check mark ☑ next to the appropriate line]

A.	[☑] [Such Assignee represents and warrants that it is a Swiss Qualifying Bank]

A.	[ ] [Such Assignee is unable to represent and warrant that it is a Swiss Qualifying Bank]

COMMERZBANK AG, NEW YORK BRANCH, as an Assignee

/s/ Ryan Flohre
	Name:	RYAN FLOHRE
	Title:	DIRECTOR

/s/ Janet Wolff
	Name:	JANET WOLFF
	Title:	DIRECTOR

Address: 225 Liberty St. New York, NY 10281
Telephone: 212-703-4774
Fax: 212-429-4841
Attention: Ryan Flohre

[Choose either A. or B. by placing a check mark ☑ next to the appropriate line]

A.	[☑] [Such Assignee represents and warrants that it is a Swiss Qualifying Bank]

B.	[ ] [Such Assignee is unable to represent and warrant that it is a Swiss Qualifying Bank]

INTESA SANPAOLO S.P.A., as an Assignee

/s/ Antonio Varnier
	Name:	ANTONIO VARNIER
	Title:	GLOBAL RELATIONSHIP MANAGER

/s/ Nikolaos Koukouvinos
	Name:	NIKOLAOS KOUKOUVINOS
	Title:	RELATIONSHIP MANAGER

Address: 90 Queen Street, London
EC4N 1SA
Telephone: +44 207 051 3000
Fax: +44 207 651 3220
Attention: Nikolaos Koukouvinos

[Choose either A. or B. by placing a check mark ☑ next to the appropriate line]

A.	[☑] [Such Assignee represents and warrants that it is a Swiss Qualifying Bank]

B.	[ ] [Such Assignee is unable to represent and warrant that it is a Swiss Qualifying Bank]

LLOYDS BANK PLC, as an Assignee

/s/ Erin Doherty
	Name:	ERIN DOHERTY
	Title:	ASSISTANT VICE PRESIDENT

/s/ Daven Popat
	Name:	DAVEN POPAT
	Title:	SENIOR VICE PRESIDENT

Address: 1095 Ave of the Americas NY NY 10031
Telephone: 212 450 0800
Fax:
Attention: Transaction Execution

[Choose either A. or B. by placing a check mark ☑ next to the appropriate line]

A.	[☑] [Such Assignee represents and warrants that it is a Swiss Qualifying Bank]

B.	[ ] [Such Assignee is unable to represent and warrant that it is a Swiss Qualifying Bank]

PNC BANK, NATIONAL ASSOCIATION,
as an Assignee

/s/ Domenic D’Ginto
	Name:	DOMENIC D’GINTO
	Title:	SENIOR VICE PRESIDENT

Address: 1000 Westlakes Drive, Suite 300 Borwyn PA 19312
Telephone: 610 699 5548
Fax: 610 765 5799
Attention: Domenic D’Ginto

[Choose either A. or B. by placing a check mark ☑ next to the appropriate line]

A.	[☑] [Such Assignee represents and warrants that it is a Swiss Qualifying Bank]

B.	[ ] [Such Assignee is unable to represent and warrant that it is a Swiss Qualifying Bank]

THE TORONTO-DOMINION BANK, as an Assignee

/s/ Philip Bates
	Name:	PHILIP BATES
	Title:	MANAGING DIRECTOR

/s/ Ryan Clancy
	Name:	RYAN CLANCY
	Title:	DIRECTOR

Address: 60 Threadneedle St, London,
EC2R 8AP
Telephone: +1 416-982-6103
Fax: +1 416-983-0003
Attention: Karen Bain
[Choose either A. or B. by placing a check mark ☑ next to the appropriate line]

A.	[☑] [Such Assignee represents and warrants that it is a Swiss Qualifying Bank]

B.	[ ] [Such Assignee is unable to represent and warrant that it is a Swiss Qualifying Bank]

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., as an Assignee

/s/ Tomoyuki Koike
	Name:	TOMOYUKI KOIKE
	Title:	MANAGING DIRECTOR

Address: 25 Ropemaker Street, EC2Y 9AN
Telephone: 0207 577 2153
Fax:
Attention: Alex Bekman

[Choose either A. or B. by placing a check mark ☑ next to the appropriate line]

A.	[☑] [Such Assignee represents and warrants that it is a Swiss Qualifying Bank]

B.	[ ] [Such Assignee is unable to represent and warrant that it is a Swiss Qualifying Bank]

THE BANK OF NOVA SCOTIA, as an Assignee

/s/ NCF Petherbridge
	Name:	NCF PETHERBRIDGE
	Title:	MANAGING DIRECTOR

/s/ Martin Doyle
	Name:	MARTIN DOYLE
	Title:	DIRECTOR

Address: 201 Bishopsgate, EC2M 3NS
Telephone: +44 (0) 20 7826 5877
	Fax:	+44 (0) 20 7826 5707
Attention: Martin Doyle

[Choose either A. or B. by placing a check mark ☑ next to the appropriate line]

A.	[☑] [Such Assignee represents and warrants that it is a Swiss Qualifying Bank]

B.	[ ] [Such Assignee is unable to represent and warrant that it is a Swiss Qualifying Bank]

SCOTIABANK EUROPE PLC, as an Assignee

/s/ NCF Petherbridge
	Name:	NCF PETHERBRIDGE
	Title:	MANAGING DIRECTOR

/s/ Martin Doyle
	Name:	MARTIN DOYLE
	Title:	DIRECTOR

Address: 201 Bishopsgate, EC2M 3NS
Telephone: +44 (0) 20 7826 5877
	Fax:	+44 (0) 20 7826 5707
Attention: Martin Doyle

[Choose either A. or B. by placing a check mark ☑ next to the appropriate line]

A.	[☑] [Such Assignee represents and warrants that it is a Swiss Qualifying Bank]

B.	[ ] [Such Assignee is unable to represent and warrant that it is a Swiss Qualifying Bank]

CITIBANK, N.A., as Administrative Agent

/s/ Richard Basham
Name:	RICHARD BASHAM
Title:	MANAGING DIRECTOR

ANNEX 1 to Global Assignment and Assumption

TEVA PHARMACEUTICALS INDUSTRIES LIMITED

BRIDGE LOAN CREDIT AGREEMENT

STANDARD TERMS AND CONDITIONS FOR

GLOBAL ASSIGNMENT AND ASSUMPTION

1. Representations and Warranties.

1.1 Assignor. Each Assignor, severally, and not jointly, acting for itself, (a) represents and warrants that (i) it is the legal and beneficial owner of the relevant Assigned Interest assigned by it, (ii) such Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Global Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents, (iii) the financial condition of any of the Loan Parties, any of their Subsidiaries or Affiliates or any other person obligated in respect of any Loan Document or (iv) the performance or observance by any Loan Party, any of their Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2. Assignee. Each Assignee, severally, and not jointly, acting for itself, (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Global Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all requirements of an Eligible Assignee under the Credit Agreement (subject to receipt of such consents as may be required under the Credit Agreement), (iii) from and after the Assignment Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the relevant Assigned Interests assumed by it, shall have the obligations of a Lender thereunder, (iv) it is sophisticated with respect to decisions to acquire assets of the type represented by the Assigned Interests and either it, or the Person exercising discretion in making its decision to acquire the relevant Assigned Interest, is experienced in acquiring assets of such type and (v) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements referred to in Section 3.04(a) of the Credit Agreement or delivered pursuant to Section 5.01 thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Global Assignment and Assumption and to purchase the relevant Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, any Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations that by the terms of the Loan Documents are required to be performed by it as a Lender and (iii) it either is a Swiss Qualifying Bank or is unable to represent that is a Swiss Qualifying Bank as set forth in its signature page to this Global Assignment and Assumption.

2. Payments. From and after the Assignment Date, the Administrative Agent shall make all payments in respect of each Assigned Interest (including payments of principal, interest, fees and other amounts) to each Assignor for amounts in respect of Assigned Interests assigned by it that have accrued to but excluding the Assignment Date and to each Assignee for amounts in respect of Assigned Interests assumed by it that have accrued from and after the Assignment Date.

3. General Provisions. This Global Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Global Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Global Assignment and Assumption by telecopy shall be effective as delivery of a manually executed counterpart of this Global Assignment and Assumption. This Global Assignment and Assumption shall be construed in accordance with and governed by, the law of the State of New York without regard to conflicts of principles of law that would require the application of the laws of another jurisdiction.